GMCI CORP.
LEVEL 1 TOWER 1 AVENUE 3 THE HORIZON BANGSAR SOUTH CITY
59200 KUALA LUMPUR

October 24, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re:          GMCI Corp.
Form 10-12G
Filed September 6, 2017
File No. 000-54629
Ladies and Gentlemen:
We are in receipt of you comment letter dated October 3, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions below, followed by our responses.
General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

RESPONSE:
We note the Staff's comment, and in response thereto, have revised the cover page of the above mentioned filing by amendment to disclose that we are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. We have also added disclosure regarding our status as an "emerging growth company" on page 6 under Section 2 Financial Information.
Business, page 3
2. Please revise pages 4 and 13 to disclose the material terms of the "verbal agreement" with Sincere Pacific.
RESPONSE: We note the Staff's comment, and in response thereto, advise that the material terms of the "verbal agreement" with Sincere Pacific had been disclosed in the last filed registration statement on page 4 as follows:
"It has been agreed between the parties that SBS shall receive a commission based on gross washed bauxite tonnage of up to 20,000 tonnes per shipment. Thereafter, if successful, the two parties will enter a formal agreement with respect to further shipments under newly negotiated terms.  It is anticipated that the sales price obtained by Sincere Pacific for unwashed bauxite will total gross US$24.50 to US$26.00 per dry, delivered metric tonne, free on board stowed and trimmed, subject to certain penalties or bonus based on the percentage of certain mineral compounds present, primarily aluminum oxide and silicon dioxide. Sincere Pacific issues payment to SBS upon successful conclusion of shipments, at an agreed $1 USD per delivered dry tonne, net any applicable fees such as storage.  The parties intend to formalize a written agreement for future mineral trading activities following successful conclusion of approximately seven (7) shipments whereby SBS will receive commissions on up to 140,000 gross tonnes."
We also revised this registration statement on page 4 to include the following:
"SBS and Sincere Pacific have verbally agreed to work in partnership to acquire and arrange transport for stockpiled bauxite shipments to Mainland China. Services required for the loading, processing and transport of bauxite from mine sites to the port will be provided by SBS and Sincere Pacific directly.   Sincere Pacific has agreed to manage all labor, processing, transport and export of the ore until such time as the parties have concluded a total of seven (7) shipments."

3. We note the website www.gmcicorp.com refers to "an investment holding group with valuable assets in form of companies acquired, focusing on 6 main sectors deemed to be sustainably profitable, providing consistent attractive returns to its shareholders." Some of the information on the website identifies significant operations not discussed in the Form 10. For example, the website refers to "members," including SBS Mining Corporation, YCL Precision Engineering, Biowellness, Legacy film and GMCI Development, among others. Please revise your registration statement to provide the material information or advise us as appropriate
RESPONSE: We note the Staff's comment, and in response thereto, advise that we are currently not engaging in the business as referenced above. Our correct corporate website is www.gmcicorporation.com and we have included the relevant disclosure in this registration statement. www.gmcicorp.com is owned by our principal shareholder LYF & Son Realty Sdn. Bhd. and we have notified LYF & Son Realty Sdn. Bhd. to correct the statements as referenced above.
4. It appears your offices, assets, directors and management are located outside of the United States. Please disclose the limitations on U.S. investors bringing claims outside of the U.S. Please also explain the limitations on the ability to effect service of process on the officers and directors and enforce judgments obtained in the U.S.
RESPONSE: We note the Staff's comment, and in response thereto, have revised the Section entitled "Item 1 – Business" of the above-mentioned filing by amendment to disclose the limitations on U.S. investors bringing claims outside of the U.S. and the limitations on the ability to effect service of process on the officers and directors and enforce judgments obtained in the U.S.
Letter of Intent, Page 8
5. We note your letter of intent in regard to the real property located in Province of Kampar, Malaysia believed to contain mineral deposits with exploration potential. Industry Guide 7 requires the disclosure of information about mines and properties intended to be owned or operated by the registrant. Accordingly, please disclose the following information for your property as required by Industry Guide 7(b):
• The nature of your ownership or interest in the property.
• A description of all interests in your properties, including the terms of all underlying agreements and royalties.
• Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
• An indication of the type of mineral claim or concession, mining leases, or mining concessions.
• Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.
• The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
• The area of your claims, either in hectares or in acres.
Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.
RESPONSE: We note the Staff's comment, and in response thereto, have revised the Section entitled "Item 2 – Letter of Intent" of the above-mentioned filing by amendment to disclose the items of the above list to the extent applicable. Currently, we are engaging an independent, licensed geologist for the preparation of a mineral resource report and feasibility study reports.

6. Please disclose the information required under paragraph (b) of Industry Guide 7 for your material property. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:
The location and means of access to your property, including the modes of transportation utili7ed to and from the property.
Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
• A description of any work completed on the property and its present condition.
• The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
• A description of equipment, infrastructure, and other facilities.
• The current state of exploration of the property.
• The total costs incurred to date and all planned future costs.
• The source of power and water that can be utilized at the property.
• If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf
RESPONSE: We note the Staff's comment, and in response thereto, advise that planning to such an extent has not yet been completed, as we are in the earliest stages of evaluating the land subject to the Letter of Intent.
7. Please insert a small-scale map showing the location and access to each material property, as required by Industry Guide 7(b)(2) and Instruction 3(b) to Item 102 of Regulation S-K.
RESPONSE: We note the Staff's comment, and in response thereto, advise that no such map has yet been drawn, as we are in the earliest stages of evaluating the land subject to the Letter of Intent.
8. Please disclose your proposed program of exploration as required by Industry Guide 7(b)(4). Accordingly, please revise your disclosure to address the following points.
• Disclose a brief geological justification for each of the exploration projects written in non-technical language.
• Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
• If there is a phased program planned, briefly outline all phases.
• If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
• Disclose how the exploration program will be funded.
• Identify who will be conducting any proposed exploration work, and discuss their qualifications.
RESPONSE: We note the Staff's comment, and in response thereto, refer the Staff to our response to Comment nos. 5 and 6.

9. We note you may be subject to operational permitting and environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.
RESPONSE: We note the Staff's comment, and in response thereto, refer the Staff to our response to Comment nos. 5 and 6.
Security Ownership of Certain Beneficial Owners and Management, page 10
10. Please revise your filing to disclose the natural person(s) with voting and dispositive control of the shares attributed to LYF & Son Realty Sdn. Bhd. Refer to Instruction 2 to Item 403 of Regulation S-K.
RESPONSE: We note the Staff's comment, and in response thereto, have revised page 10 to disclose that Dato William owns 51% of the shares of LYF & Son Realty Sdn. Bhd. while Madam Liew Yoke Foong owns the remaining 49%. Both Dato William and Madam Liew Yoke Foong have voting and dispositive control over the shares held by LYF & Son Realty Sdn. Bhd.
Executive compensation, page 12
11. Please reconcile the amounts for 2017 in the table with the $239,367 figure on page 6.

RESPONSE: We note the Staff's comment, and in response thereto, have revised page 7 to include breakdown and explanation of the executive wages.
Certain Relationships and Related Transactions, and Director Independence, page 13
12. Please revise disclosure in this section to name the related person and to clearly identify the basis on which the named person is a related party. As non-exclusive examples, we note the references to "common directors" and "directors in common." We also note references to "related party" and "related parties in the tables on page 14. See Item 404(a)(1) of Regulation S-K.
RESPONSE: We note the Staff's comment, and in response thereto, have revised page 14 to clearly identify the named person who is a related party for each circumstances.
Market Information, page 15
13. We note the statement regarding the lack of a trading market. Please reconcile with the information at www.gmcicorp.com regarding the market for your shares where investors "may purchase or sell GMCI common stock ..."
RESPONSE: Please refer to our response for Comment no. 3.
14. We note the statement regarding the Form 15 filed to terminate registration. Please revise to explain your delinquent status, including identification of any missing Exchange Act filings.
RESPONSE: We note the Staff's comment, and in response thereto, have revised page 15 of the above mentioned filing by amendment to disclose that we are delinquent in the filing of our reports which we have a duty to report under the Exchange Act. We have failed to filed one Form 10-K annual report for the period ending December 31, 2016, and four Form 10-Q quarterly reports for the quarters ending June 30, 2016, September 30, 2016, March 30, 2017 and June 30, 2017.
Please contact Mengyi "Jason" Ye, of Ortoli Rosenstadt LLP, or Yarona Yieh, also of Ortoli Rosenstadt LLP, at (212) 588-0022 with any questions.
Sincerely,

/s/ Calvin Chin
Calvin Chin
Chief Executive Officer
GMCI Corp.
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